FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date February 3, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

January 29, 2004

News Release:    04-01

OTC Bulletin Board: CDGEF

20-F SEC Approved

For Further Information Contact:

James Devonshire, President

Disposition of Bahuerachi Property Interest and

Acquisition of 13,336,000 Shares of Tyler Resources Inc.

CDG Investments Inc. (“CDG”) has completed the sale of its 40% interest in the Bahuerachi property located in Mexico, to Tyler Resources Inc. (“Tyler”) pursuant to a letter of intent dated November 12, 2003. Tyler trades on the TSX Venture Exchange under the symbol TYS.

Tyler has issued 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. The securities issued are subject to a 4 month hold period. The deemed price was negotiated and agreed to by independent committees of the boards of both companies as the sale is a non-arm’s length transaction.  CDG now owns 14,216,952 common shares or 26% of the issued and outstanding shares of Tyler. Although the Bahuerachi property is the focal point of Tyler’s activities, it also has interests in diamond properties in the NWT and Nunavut, and an advanced stage gold exploration property in Saskatchewan.

The Bahuerachi Property is an 8,114 acre (3,289 hectares) property consisting of two exploitation concessions (Bahuerachi and Bahuerachi Dos) and one exploration concession (Bahuerachi Tres) located on the Reforma mineralized trend in southwestern Chihuahua, near the Sinaloa border of Mexico.  It is about 40 km north-northeast of Choix, Sinaloa, 7 km northeast of the now dormant Reforma Mine and 16 km north of the Santo Tomas porphyry copper deposit. Tyler anticipates the completion of an airborne survey within the next three weeks, to be followed by a 2,000 metre drill program. A detailed report on the Bahuerachi property is available at Tyler’s website, www.tylerresources.com.

“James Devonshire”

James Devonshire

President

No Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of CDG Investments Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of CDG Investments Inc. (the "Corporation") will be held at the offices of the Corporation, Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Wednesday, the 18th day of February, 2004, at 2:00 p.m. (Calgary time) for the following purposes, namely:

1.

to receive and consider the financial statements of the Corporation for the year ended September 30, 2003 and the auditors' report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider and, if thought fit, to approve, with or without amendment, a special resolution authorizing the continuation (the “Continuation”) of the Corporation from the Province of Alberta into the Province of British Columbia under the Company Act (British Columbia) and approving the Memorandum and Articles for adoption by the Corporation; and

5.

to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Proxy Circular delivered along with this notice.

Every registered holder of common shares ("Shares") of the Corporation at the close of business on January 9, 2004 (the "Record Date") is entitled to receive notice of and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed share certificates or otherwise establishes that he or she owns the Shares and demands, not later than ten days before the Meeting, that he or she be entitled to vote such Shares at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary, at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

TAKE NOTICE that pursuant to the provisions of Section 191 of the Business Corporations Act (Alberta) (the “ABCA”), you may at or before the Meeting give the Corporation a notice of dissent by registered mail addressed to the Corporation at the address set forth above with respect to the special resolution (the “Continuance Resolution”) to authorize the continuance of the Corporation out of the Province of Alberta and into the Province of British Columbia.  As a result of giving a notice of dissent you are entitled to be paid by the Corporation the fair value of the shares held by you, determined as of the close of business on the last business day before the day on which the Continuance Resolution is adopted.  A shareholder’s right to dissent is more particularly described in the accompanying Management Proxy Circular.  Failure to strictly comply with the requirements of the ABCA may result in the loss of any right of dissent.   Shareholders are advised to consult with their own legal advisors respecting the dissent procedures set out in the ABCA.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 9th day of January, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"James Devonshire"
James Devonshire, President, Chairman and Chief Executive Officer

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W

CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of CDG INVESTMENTS INC. (the "Corporation") for use at the Annual & Special Meeting (the "Meeting") of the holders of common shares of the Corporation (the "Shareholders") to be held at 2:00 p.m. (Calgary time) on Wednesday, the 18th day of February, 2004, at the offices of the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints JAMES DEVONSHIRE, President, Chairman and Chief Executive Officer of the Corporation, or failing him, BARBARA O'NEILL, Secretary of the Corporation, or instead of either of them,                                                                          and                                                          , as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith.  Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1.

TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the Management Proxy Circular dated January 9, 2004 (the “Circular”);

2.

TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution re-appointing Grant Thornton LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;

3.

TO VOTE FOR ☐ or AGAINST ☐ a special resolution to approve continuing the Corporation into the Province of British Columbia as more particularly described in the accompanying Circular; and

4.

With respect to the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting.  To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this        day of                     , 2004.

(Signature of Shareholder)

(Name of Shareholder - please print)

Notes:

1.

If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.   If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3.

Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 – 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

CDG INVESTMENTS INC.

SUITE 500, 926 - 5TH AVENUE S.W.
CALGARY, ALBERTA, T2P 0N7

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

Solicitation of Proxies

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of CDG Investments Inc. (the "Corporation" or "CDG") for use at the Annual & Special Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held at the offices of the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, on Wednesday, February 18, 2004, commencing at 2:00 p.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual & Special Meeting (the "Notice") accompanying this Management Proxy Circular.  Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  Costs associated with the solicitation of proxies will be borne by the Corporation.  Unless otherwise stated, information contained herein is given as of January 9, 2004.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is January 9, 2004 (the "Record Date").  Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting.  Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope.  All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation's Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the instrument of proxy are directors or officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.  To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation.  An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof.  In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited either: (i) with the Corporation's Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used; or (ii) with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.  In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions.  The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting.  In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings.  The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.  At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 28,154,081 Common Shares were issued and outstanding as fully paid and non-assessable.

Voting of  Common Shares – Advice to Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the instrument of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(a)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(b)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  This form of proxy need not be signed by the Non-Registered Holder.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with CDG Investments Inc., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of January 9, 2004, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The financial statements of the Corporation for the year ended September 30, 2003 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice in the addressed envelope to the Corporation at Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Election of Directors

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below.  The number of directors to be elected at the Meeting has been fixed at five.  It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated.  All of the nominees are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of management for the election of any other person or persons as directors.  Management is not currently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Principal Occuption or Employment for the Last Five Years	Director Since	Number of Common Shares Beneficially Owned and Controlled(2) (3)(4)
James Devonshire President, Chairman, Chief Executive Officer and Director Calgary, Alberta	Self-employed Chartered Accountant and Management Consultant. Director and President of Manson Creek Resources Ltd. and Northern Abitibi Mining Corp.; Chairman, CEO and Director of Tyler Resources Inc.	March 30, 1990	393,500
Gregory H. Smith Chief Financial Officer and Director Calgary, Alberta	Chartered Accountant and partner with Smith Cageorge Perry, Chartered Accountants, Calgary. President of Alberta-Pacific Management Ltd., Director of Armistice Resources Ltd. and Tyler Resources Inc., Director and Chief Financial Officer of Aloak Corp., Secretary/Treasurer of Yorkland Group - management of private companies.	March 27, 1997	2,066,216
Calvin Fairburn(1) Director Calgary, Alberta	Self-employed Professional Engineer. Over 45 years experience in the Petroleum and Natural Gas and Agriculture/ Farming Industries.	March 6, 2003	61,200
David Sanders(1) Director Ardrossan, Alberta	Investment Advisor, Director, Officer and Principal of Sanders Wealth Management Group Ltd. (formerly Sanders and Beckingham Securities Limited); Director of Floron Food Services Ltd., Steeplejack Industrial Group Inc. and Southesk Energy Ltd.	March 6, 2003	50,000
Robert G. Ingram(1) Director Edmonton, Alberta	Self-employed Chartered Accountant. Director and President of Southesk Energy Ltd. and Director and President of First Yellowhead Equities Inc.	September 24, 1981	196,000

Notes:

(1)

The Corporation does not have an Executive Committee. Under applicable corporate legislation, the Corporation is required to have an Audit Committee, the members of which are Messrs. Sanders, Ingram and Fairburn.

(2)

Does not include options held by Directors and/or Nominees as follows:

Option Holder	Number of Shares	Exercise Price	Expiry Date
James Devonshire	100,000 450,000	$0.25 $0.11	November 9, 2004 June 4, 2007
Gregory H. Smith	100,000 375,000	$0.25 $0.11	November 9, 2004 June 4, 2007
Calvin Fairburn	300,000	$0.11	June 4, 2007
David Sanders	300,000	$0.11	June 4, 2007
Robert G. Ingram	100,000 300,000	$0.25 $0.11	November 9, 2004 June 4, 2007

(3)

Mr. Devonshire has control or direction over a corporation which holds a convertible debenture in the amount of $50,000, Mr. Ingram holds a convertible debenture in the amount of $50,000, Mr. Sanders holds a convertible debenture in the amount of $50,000, Mr. Ingram has control or direction over a corporation which holds a convertible debenture in the amount of $200,000 and Messrs.  Ingram and Sanders have control or direction over a corporation which holds a convertible debenture in the amount of $100,000.  See "Interests of Insiders in Material Transactions".

(4)

The information as to the number of Common Shares beneficially owned, not being within the knowledge of CDG, has been furnished by the respective nominees.

APPOINTMENT OF AUDITORS

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the reappointment of Grant Thornton LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

CONTINUATION INTO BRITISH COLUMBIA

At the Meeting, the Shareholders will be asked to consider, and the directors recommend the Shareholders, approve a special resolution authorizing the continuance of the Corporation from the Province of Alberta into the Province of British Columbia.

Effects of Continuance

The effect of continuing the Corporation into the Province of British Columbia will be to convert the Corporation from an Alberta company to a British Columbia company. The continuance will not create a new legal entity, nor will it prejudice or affect the continuity of the Corporation. The continuance will not result in any change in the business of the Corporation nor in the persons who constitute the Corporation’s board of directors and officers.

After the date on which the Corporation is continued under the Company Act (British Columbia) (the “BCCA”), it will cease to be a company within the meaning of the Business Corporations  Act (Alberta) (“ABCA”) and will, upon filing of a copy of the Certificate of Continuance, be struck from the register of corporations in Alberta.

Reasons for the Proposed Continuance

Management of the Corporation has determined that it would be in the best interests of the Corporation to continue the Corporation under the laws of British Columbia to facilitate an issuer buy-back program which management believes will reduce the Corporation’s reporting costs.

Differences between the BCCA and the ABCA

There are differences between the ABCA and the BCCA that may materially affect the rights of Shareholders. The following is a brief summary of some of the changes that will occur as a result of the continuance of the Corporation’s jurisdiction of incorporation from Alberta to British Columbia.  This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the continuance.

General Comparisons

In general terms, while the corporate laws of British Columbia and the laws of Alberta can be seen as having many characteristics in common, there are important differences concerning the qualifications of directors, location of Shareholder meetings and certain Shareholder remedies. There is also a difference in the definition of “special resolution”. Special resolutions under the ABCA require a 2/3 majority vote of the Shareholders of a corporation. Under the BCCA, a special resolution requires a 3/4 majority vote of the members of a company. Certain of the more important differences between the two jurisdictions are hereafter discussed in further detail.

Sale of Corporation’s Assets

The ABCA requires approval by special resolution passed by not less than 2/3 of the votes cast by the holders of shares of each class or series of a corporation present in person or by proxy at a duly called meeting upon a sale, lease or exchange of all or substantially all of the property of a corporation.

Under the BCCA the directors of a company may dispose of all or substantially all of the business or undertaking of the company only with approval by a special resolution passed by not less than 3/4 of the votes cast by the members voting in person or by proxy at a general meeting.

Amendments to the Charter Documents

Under the ABCA, substantive changes to the corporate structure or charter of a corporation, such as an alteration of the restrictions of the business carried on by a corporation, an amalgamation, a change in the name of a corporation, an increase or reduction of authorized capital or a change in the jurisdiction of incorporation require a special resolution passed by not less than 2/3 of the votes cast by the Shareholders voting on the resolution. Where the rights of holders of a class of shares are affected differently to those of holders of other classes of shares by such an alteration, a special resolution passed by not less than 2/3 of the votes cast by the holders of shares of each class so affected is required.

Under the BCCA, such changes require a special resolution passed by not less than 3/4 of the votes cast by Shareholders voting in person or by proxy at a general meeting of a company. Other fundamental changes such as an alteration of the special rights and restrictions attached to issued shares, a proposed amalgamation or continuation of a company out of the jurisdiction require a resolution passed by not less than 3/4 of the votes cast by holders of shares of each class entitled to vote at a general meeting of a company. In the case of an alteration of special rights and restrictions attached to issued shares, the holders of all classes of shares adversely affected are entitled to vote.

Under the BCCA, the holders of not less than 10% of the voting shares of a company who voted against a special resolution or the holders of not less than 10% of a class of shares affected by a change in the special rights and restrictions attached to a class of shares affected by a special resolution may apply to the court to have the special resolutions approving the alteration set aside.

Rights of Dissent and Appraisal

The ABCA provides that Shareholders who dissent to certain actions being taken by a corporation may exercise a right of dissent and require the corporation to purchase the shares held by such Shareholders at the fair value of such shares. This dissent right is applicable where the corporation proposes to (i) amend its articles to add, change or remove any provision restricting or constraining the issue or transfer of shares of that class; (ii) amend its articles to add, change or remove any restrictions on business or businesses that the corporation may carry on; (iii) enter into certain statutory amalgamations; (iv) continue out of the jurisdiction; or (v) sell, lease or exchange all or substantially all of its property.

The BCCA provides a similar dissent remedy, although the procedure for exercising this remedy differs from that set forth in the ABCA and some of the circumstances where the right to dissent arise are different.

Oppression Remedies

Under the ABCA, a Shareholder, former Shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court for an order to rectify the matters complained of where, in respect of a corporation or any of its affiliates, any act or omission effects a result, or the business or affairs are or have been carried on or conducted in a manner, or the powers of the directors are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interest of, any securityholder, creditor, director or officer.

The BCCA provides for an oppression remedy to a somewhat narrower class of complainant. Under the BCCA a Shareholder of a company has the right to apply to the court on the grounds that a company is acting or proposes to act in a way that is prejudicial to the Shareholder. In response to such an application, the court may make such order as it sees fit, including an order to prohibit any act proposed by the company.

Shareholder Derivative Actions

Under the ABCA, a Shareholder, director, officer, or former Shareholders, directors and officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to the court may bring a derivative action. The court will only allow such an application where it is satisfied that the directors, having been given appropriate notice, will not take action on behalf of a corporation or its affiliate, the complainant is acting in good faith, and it appears in the best interests of the corporation or affiliate that such action be taken.

The ABCA permits derivative actions to be commenced in the name of and on behalf of a corporation or any of its subsidiaries, or a complainant may intervene in an action to which any such corporate body is a party, for the purpose of prosecuting, defending or discontinuing an action on behalf of the body corporate.

Under the BCCA, a member or director of a company may, with judicial leave, bring an action in the name of and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to seek damages for any breach of such an obligation.

Requisition of Meetings

Both the ABCA and the BCCA provide that one or more Shareholders of a corporation holding not less than 5% of the issued voting shares may give notice to the directors requiring them to call and hold a general meeting.

Form of Proxy and Information Circular

Both the ABCA and the BCCA require a reporting company to provide a notice of annual meeting and a form of proxy to every Shareholder entitled to vote at such meeting together with an information circular containing prescribed information regarding the matters to be dealt with at the general meeting.

Place of Meetings

The ABCA provides that meetings of Shareholders may be held outside of Alberta provided the corporation’s articles so provide. The BCCA requires all meetings of members to be held in British Columbia unless the consent of the Registrar of Companies is otherwise obtained.

Directors

The ABCA requires a majority of the directors of a corporation to be resident Canadians. The ABCA requires a reporting company must have a minimum of three directors, two of whom are not officers or employees of the corporation or its affiliates.

The BCCA provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

Voting Rights

Whether or not a share otherwise carries the right to vote, the ABCA provides that each share carries the right to vote on an amalgamation, extraordinary sale of property, continuance into another jurisdiction or any proposal to amend the articles which would affect the rights, privileges, restrictions or conditions attached to that class or series of shares.

Generally, unless the Articles provide otherwise, the BCCA provides that every member has one vote in respect of each share held.  Shares not otherwise entitled to vote are entitled to vote on any proposal which would prejudice or interfere with any special rights or restrictions attached to such shares.

Authorized Capital

The ABCA provides that a corporation’s Articles may provide for issuance of an unlimited number of shares. The BCCA provides that a company’s Memorandum must state the number of shares a company has authorized to issue.

Change in Authorized Capital

Currently, the Corporation’s authorized capital consists of an unlimited number of Common Shares, of which 28,154,081 are issued and outstanding. The BCCA requires a British Columbia company to have a fixed number of authorized shares. To comply with the BCCA, management of the Corporation is also asking Shareholders to approve, as part of the continuance, a change in the authorized capital of the Corporation from an unlimited number of Common Shares to 100,000,000 Common Shares without nominal or par value.

Change in Constating Documents

As an Alberta corporation, the Corporation’s charter documents consist of Articles of Incorporation and Bylaws and any amendments thereto to date. On completion of the continuance, the Corporation will cease to be governed by the ABCA and will thereafter be deemed to have been formed under the BCCA.  As part of the continuance, Shareholders will be asked to approve the adoption of a Memorandum and Articles which comply with the requirements of the BCCA, copies of which are available for review by Shareholders during regular business hours at the head office of the Corporation.

Shareholder Approval

Shareholders are being asked to pass the following special resolution authorizing applications to the appropriate authorities to continue the Corporation as if it were incorporated under the BCCA.  A special resolution must be passed by a majority of not less than 2/3 of the votes cast at the Meeting.  It is intended that in the absence of specific instructions, the proxies solicited hereby will be voted in favour of such special resolution, where permitted.

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a)

the Corporation is hereby authorized to apply to the Registrar of Corporations for the Province of Alberta for authorization pursuant to Section 189 of the ABCA to continued under the BCCA;

(b)

the Corporation is hereby authorized to apply to the Registrar of Companies for the Province of British Columbia pursuant to Section 36 of the BCCA for a Certificate of Continuance continuing the Corporation as if it had been incorporated under the BCCA;

(c)

subject to and conditional upon receiving the authorization of the Registrar of Corporations pursuant to Section 189 of the ABCA:

(i)

the directors of the Corporation are hereby authorized and directed to make application to the Registrar of Companies for a Certificate of Continuance; and

(ii)

effective on the date of the Certificate of Continuance, the Corporation approve and adopt Memorandum and Articles that comply with the BCCA, substantially in the form presented at the Meeting, in substitution for the existing constating documents of the Corporation;

(i)

effective on the date of such continuance, the authorized share capital of the Corporation be altered from an unlimited number of Common Shares to 100,000,000 Common Shares without par value;

(d)

notwithstanding that this special resolution has been duly passed by the Shareholders, the directors of the Corporation be and they are hereby authorized to revoke this special resolution and to abandon the application for continuance under the BCCA at any time prior to the continuance becoming effective without further approval from the Shareholders; and

(e)

any one of the directors or officers of the Corporation is hereby authorized for and in the name of the Corporation to execute and deliver under the common seal of the Corporation or otherwise all such instruments and writings and to perform and do all such other acts and things as may be necessary or desirable to give effect to this special resolution."

Right of Dissenting Shareholders

The following description of the rights of dissenting Shareholders is not a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of such dissenting Shareholder's Common Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA which is attached to this Management Proxy Circular as Appendix “A”.  A Shareholder who intends to exercise his right of dissent and appraisal should carefully consider and comply with the provisions of Section 191 of the ABCA.  Failure to comply with the provisions of Section 191 of the ABCA and to adhere to the procedures established therein may result in the loss of all rights thereunder.

Under the ABCA, a Shareholder is entitled, in addition to any other right he may have, to dissent and to be paid the fair value of the Common Shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.  A Shareholder may dissent only with respect to all of the Common Shares held by him or on behalf of any one beneficial owner and registered in the dissenting Shareholder's name.

A dissenting Shareholder must send to the Corporation a written objection to the continuance.  The written objection must be received by the Corporation before the Meeting or by the Chairman of the Meeting before the Meeting.  A Shareholder wishing to exercise the right to dissent with respect to such Shareholder's Common Shares shall not vote those Common Shares at the Meeting, either by the submission of a proxy or by personally voting, in favour of the continuance.

An application may be made to the Court of Queen’s Bench (Alberta) (the “Court”) by a dissenting Shareholder to fix the fair value of his Common Shares.  If such an application to the Court is made by either the Corporation or a dissenting Shareholder, the Corporation must, unless the Court otherwise orders, send to each dissenting Shareholder a written offer to pay him an amount considered by the Board of Directors to be the fair value of the Common Shares.  The offer, unless the Court otherwise orders, will be sent to each dissenting Shareholder at least ten (10) days before the date on which the application is returnable, if the Corporation is the applicant, or within ten (10) days after the Corporation is served with notice of the application, if a Shareholder is the applicant.  The offer will be made on the same terms to each dissenting Shareholder and will be accompanied by a statement showing how the fair value was determined.

A dissenting Shareholder may make an agreement with the Corporation for the purchase of his Common Shares by the Corporation in the amount of the Corporation's offer (or otherwise) at any time before the Court pronounces an order fixing the fair value of such Common Shares.

A dissenting Shareholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application and appraisal.  On the application, the Court will make an order fixing the fair value of the Common Shares of all dissenting Shareholders who are parties to the application, giving judgment in that amount against the Corporation and in favour of each of those dissenting Shareholders, and fixing the time within which the Corporation must pay that amount payable to the dissenting Shareholders.  The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting Shareholder calculated from the date on which the Shareholder ceases to have any rights as a Shareholder until the date of payment.

Upon the continuance becoming effective, or upon the making of an agreement between the Corporation and the dissenting Shareholder as to the payment to be made by the Corporation to the dissenting Shareholder, or upon the pronouncement of a Court order, whichever first occurs, the Shareholder will cease to have any rights as a shareholder other than the right to be paid the fair value of such Shareholder's Common Shares in the amount agreed to between the Corporation and the Shareholder or in the amount of the judgment, as the case may be.  Until one of these events occurs, the Shareholder may withdraw his dissent, or the Corporation may rescind the resolution approving the continuance, and in either event the dissent and appraisal proceedings in respect of that Shareholder will be discontinued.

The Corporation shall not make a payment to a dissenting Shareholder under Section 191 if there are reasonable grounds for believing that the Corporation is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of the Corporation would thereby be less than the aggregate of its liabilities.  In such event, the Corporation shall notify each dissenting Shareholder that it is unable lawfully to pay dissenting Shareholders for their Common Shares, in which case the dissenting Shareholder may, by written notice to the Corporation within thirty (30) days after receipt of such notice, withdraw his written objection, in which case such Shareholder shall be reinstated to his full rights as a Shareholder, failing which he retains a status as a claimant against the Corporation to be paid as soon as the Corporation is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to creditors but prior to shareholders of the Corporation.

The full text of Section 191 of the ABCA is set out in Appendix “A” to this Management Proxy Circular.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended September 30, 2003, there was one Executive Officer of the Corporation who received, in the aggregate, cash remuneration of $34,000.  Such compensation was paid to his controlled corporation in consideration for consulting services provided and billed on an hourly basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's President and Chairman  (the "Named Executive Officer"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended September 30.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended Sept. 30	Salary(1) ($)	Bonus ($)	Other (2) Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)

James Devonshire Chairman/President CDG Investments Inc. Waddy Lake(3) Resources Inc.	2003 2002 2001 2003 2002 2001	34,000 19,900 15,200 Nil Nil 4,400	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil 450,000 Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil

Notes:

(1)

All amounts appearing hereunder represent the annual total of hourly billings from the individual's controlled corporation.

(2)

Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for the Named Executive Officer.

(3)

Waddy Lake Resources Inc. is a wholly-owned subsidiary of the Corporation.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Options/SARs Granted During the Most Recently Completed Financial Year

No stock options or stock appreciation rights were granted to the Named Executive Officer for the financial year ended September 30, 2003.

Aggregated Option/SAR Exercises During the Year Ended September 30, 2003 and Financial Year-End Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at September 30, 2003 and options exercised by the Named Executive Officer during the financial year ended September 30, 2003:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at September 30, 2003 (#)		Value of Unexercised In-the-Money Options/SARs as at September 30, 2003 ($)
			Exercisable	Unexercisable	Exercisable(1)	Unexercisable

James Devonshire	Nil	Nil	550,000	Nil	Nil	Nil

Note:

(1)

Calculated as the difference in the market value of the securities underlying the options at September 30, 2003 and the exercise price.

Table of Option and SAR's Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officer for the financial year ended September 30, 2003 have been cancelled or repriced.

Report on Executive Compensation

The Corporation does not have a compensation committee.  The board of directors, as a whole, is responsible for approving all compensation paid by the Corporation to its directors and senior officers. Mr. Devonshire is a member of the Board of Directors of Waddy Lake Resources Inc., a wholly-owned subsidiary of the Corporation.  Mr. Devonshire did not vote with respect to compensation matters affecting him.

The Corporation compensates its executive officers primarily on the basis of the amount of time and effort they devote to the Corporation's affairs.  Factors such as the Corporation's financial position and the price of its Common Shares are also taken into account.  The objectives of the policy are to provide a level of cash compensation equivalent or below rates charged by individuals of comparable technical experience and to create longer term incentives through option grants.

The consulting services of the Named Executive Officer are remunerated at  $105 per hour payable to the Named Executive Officer or corporation controlled by the Named Executive Officer for time devoted by him to the Corporation's business.  In order to create a significant relationship between corporate performance and executive compensation, options are granted based on the Executive Officer's level of responsibility within the Corporation and the exercise price of options granted in the past.

The compensation levels for the Named Executive Officer are determined in the same manner as for other Executive Officers.

REPORT SUBMITTED BY THE BOARD OF DIRECTORS:

Gregory Smith
James Devonshire
Calvin Fairburn

David Sanders
Robert G. Ingram

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Corporation and any Executive Officer.  Other than as disclosed herein, there are no compensatory plans or arrangements with any Executive Officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such Executive Officer or from a change of control of the Corporation or any subsidiary thereof or any change in such Executive Officer's responsibilities following a change in control.

COMPENSATION OF DIRECTORS

The Corporation pays external directors $300 for each meeting attended during the year by telephone and $500 for each meeting attended in person during the year.  Further, each director who is not otherwise a full time employee of the Corporation is eligible to receive stock options of the Corporation.

MANAGEMENT AND CONSULTING CONTRACTS

Directors and senior officers of the Corporation perform substantially all management functions.  The directors and/or senior officers of the Corporation do not receive any remuneration in their capacity as directors and/or senior officers except as described above under the heading "Compensation of Directors".  Remuneration for the services of James Devonshire (President, Chairman, and Chief Executive Officer) is paid to his company, Kingslea Financial Corp.  at the rate of $105 per hour.  The Corporation has entered into a consulting contract with Kingslea Financial Corp. that entitles Kingslea Financial Corp. to three months compensation based on remuneration for the three months preceding termination in the event that the consulting contract is terminated without providing requisite notice.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of CDG, any proposed management nominee for election as a director of CDG or any associate of any director, officer or proposed management nominee is or has been indebted to CDG at any time during the last completed financial year.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Management Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors, the appointment of auditors or the continuation into British Columbia.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the 2003 financial year or in any proposed transaction which, in either case, has or will materially affect the Corporation and none of such persons has any material interest in any transaction proposed to be undertaken by the Corporation that will materially affect the Corporation.

As discussed under the heading "Election of Directors", Mr. Devonshire has control or direction over a Corporation which holds a convertible debenture of CDG in the amount of $50,000, Mr. Ingram holds a convertible debenture of CDG in the amount of $50,000, Mr. Sanders holds a convertible debenture of CDG in the amount of $50,000, Mr. Ingram has control or direction over a Corporation which holds a convertible debenture in the amount of $200,000 and Messrs. Ingram and Sanders have control or direction over a Corporation which holds a convertible debenture of CDG in the amount of $100,000.  The debentures bear interest at six percent (6%) per annum, are secured by the assets of the Corporation and are due three years from the December 16, 2002 date of issue.

Pursuant to the terms of the convertible debentures, the debenture holders have the option to convert some or all of the outstanding debentures into units at a price of $0.10 per unit for the first two years from the date of issue and at a price of $0.11 per unit for the third year from the date of issue.  Each unit shall consist of a common share and a share purchase warrant affording the holder the option to convert the share purchase warrants into Common Shares at a price of $0.10 per Common Share if exercised in the first year from the date of issue of the debenture; $0.11 per Common Share if exercised in the second year from the date of issue of the debenture; $0.12 per Common Share for the third year from the date of issue of the debenture; $0.13 per Common Share for the fourth year from the date of issue of the debenture; and $0.14 per Common Share for the fifth year from the date of issue of the debenture.  The share purchase warrants forming a part of the units expire 2 years from the date of conversion of the debenture.

The Corporation has entered into a letter of intent dated November 12, 2003 with Tyler Resources Inc. (“Tyler”) for the non-arm’s length acquisition by Tyler of the Corporation’s 40% interest in the Bahuerachi property located in Mexico. Tyler is currently the project operator and owns a 48.69% interest, the Corporation owns 40% and the initial property vendor owns 11.3%.   Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price for the property. This deemed price was negotiated and agreed to by independent committees of the boards of both companies.  The Corporation currently owns 2.3% of the outstanding shares of Tyler.  Following the completion of this transaction, the Corporation will hold over 27.5% of Tyler’s issued and outstanding shares.

The Acquisition will be non-arm’s length as Tyler and the Corporation are related by virtue of certain common officers and directors.   James Devonshire and Gregory Smith are directors and officers of each company and Barbara O’Neill is an officer of each company. Gregory Smith is the largest known shareholder of the Corporation and Tyler, holding approximately 7.3% and 5.7% of the issued and outstanding shares, respectively.

DIRECTORS' APPROVAL

The contents and sending of this Management Proxy Circular have been approved by the directors of the Corporation.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated the 9th day of January, 2004.

"James Devonshire"

"Gregory Smith"

JAMES DEVONSHIRE

GREGORY SMITH

CHIEF EXECUTIVE OFFICER

CHIEF FINANCIAL OFFICER

CDG Investments Inc.

2003

Annual Report

President’s Message

With the dramatic improvement in metals markets, particularly copper and gold, the Company is looking forward to next year with a renewed sense of enthusiasm. With the pending sale of Bahuerachi, the Company has completed its transition to an investment company, and will strive to use its available resources to position itself to fully avail itself of the improved market conditions.

Bahuerachi-Tyler Resources Inc.

The Company has concluded an agreement with Tyler Resources Inc. which, subject to Tyler shareholder approval, provides for the sale of its interest in the Bahuerachi porphyry copper-gold project for approximately 27.5% of the outstanding shares of Tyler. Tyler will be proceeding with an airborne survey, drilling and further underground exploration on the property. With surface intersections in outcrop over minimum interpreted true widths of 9.99 g/t gold over 14 metres, 0.8% copper, 0.59 g/t gold and 35.8 g/t silver over 30 meters and 2.32% copper and 0.11 g/t gold over 21.5 meters in high grade skarn identified over a minimum strike length of 1,200 meters, Tyler feels confident that the next round of drilling on the project has potential to deliver world class intersections. This project is potentially a “company maker”, and CDG is well positioned to capitalize on this.

Golden Band Resources Inc.

CDG owns approximately 28% of Golden Band. This represents a major core asset to CDG. Golden Band has a resource base approaching one million ounces and has under performed the market in the past year.  The Company is optimistic that the intrinsic value of this investment will be realized in the future.

Northern Abitibi Mining Corporation

The most recent program on Northern Abitibi’s South Voisey Bay property was disappointing, and Falconbridge’s intentions are not known at this time. Attempts to restructure the Douay joint venture have so far been unsuccessful and discussions regarding the sale or disposition of Northern Abitibi’s interest in the Coronation Gulf Diamond Property are still ongoing at this time. Northern Abitibi is currently looking for a new property on which it can focus future activities.

Manson Creek Resources Ltd.

Manson Creek will conduct a small program on its Tanner SEDEX zinc project as a follow up to soil and stream geochemical sample values locally in excess of 10% zinc.  Manson also plans to attract a partner on its Nad nickel project and generate a new copper-gold project either in Canada or internationally with its existing capital.

Respectufully submitted on

behalf of the Board of Directors

James Devonshire

President

Management’s Discussion & Analysis of

Financial Conditions & Results of Operations

September 30, 2003

The following analysis of the Company’s results of operations and financial position should be read in conjunction with the financial statements and related notes that follow.

Corporate Operations

With the sale of the Company’s Saskatchewan property portfolio to Golden Band Resources Inc., (Golden Band), effective November 7, 2002, the Company has become largely a holding company for investments in mineral exploration corporations.  Prior thereto, the Company had been in the business of exploring and developing mineral properties in Canada and abroad.  The Company’s more significant investments at September 30, 2003, consist of a 29% interest in Golden Band, which has a portfolio of advanced gold exploration properties in Saskatchewan, a 29% interest in Northern Abitibi Mining Corp., (Northern Abitibi), a company with exploration properties in Labrador, Quebec and the Coronation Gulf district of Nunavut, and a 32% interest in Manson Creek Resources Ltd., (Manson Creek), a company active in exploring a portfolio of Yukon mineral properties.  In addition the Company has an investment in Jolu Development Corporation, the company to which the Jolu Mill and related assets and liabilities were transferred during the year.  Subsequent to year-end this investment will be converted to 1,166,667 common shares of Golden Band.

The Company has a 40% interest in the Bauherachi property in Mexico, (45% of 89%), in conjunction with a joint venture with Tyler Resources Inc., (Tyler).  The base and precious metals of interest on the property are copper, gold, zinc and silver.  Subsequent to year-end, Tyler and the Company entered into a letter of intent for the sale of all of the Company’s interest in the property to Tyler.  Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share for total consideration of $800,000 in payment of the purchase price.

Results of Operations

The following summarizes selected financial data:

                                                                   2003                               2002

Revenue                                               $   21,136                      $    23,668

Expenses and other:

General and administrative

(303,682)

              (403,337)

Equity in loss of investees

            (216,397)

               (82,121)

Write-down of investments

(472,780)

 (506,631)

Abandonment and write-down of

  mineral properties

(300,754)

     (1,000)

Debenture interest

  (30,601)

-

Gain on sale of Jolu Mill

   554,487

-

Site restoration provision

              (46,000)

            -

Other

  (10,076)

      (3,792)

Current income taxes

-

    (17,350)

Net Loss

                      $(804,667)

                         $(990,563)

The more significant contributors to the $100,000 decrease in general and administrative expenses are as follows:

1)

In fiscal 2002 the Company had a recovery of $69,000 relating to the write-off of an old over-accrual relating to prior years’ Ghana operating expenses – increase $69,000.

2)

Legal costs, relating to the Procon lawsuit and a lawsuit regarding an ownership dispute over a mineral property, declined $39,000.  The latter lawsuit resulted in ownership of the mineral property, that had previously been written-off, being assigned to the other party.

Management’s Discussion & Analysis of

Financial Conditions & Results of Operations

(continued)

3)

“Reporting to shareholders” costs declined $16,000 due to a decrease in the number of shareholders requiring mailings and savings on printing that resulted from reduced numbers and the combination of the Management Proxy Circular and Annual Report into one document.

4)

Salaries and benefits declined $10,000 as a result of more being billed to other companies who share the services of salaried employees.

5)

Costs relating to Komis and the Jolu Mill declined $110,000 due to the sale of the property and mill during the year.

The equity in losses of investees is comprised of the Company’s share of Manson Creek’s and Northern Abitibi’s net losses for the years ended September 30, 2003 and 2002. The large increase in the loss is primarily due to significant mineral property write-downs in the investees’ fiscal 2003 financial statements. The Company’s share of the investees’ mineral property write-downs in fiscal 2003 was $130,000, (2002-$3,000).

Investments were written-down $472,780 in fiscal 2003 (2002-$506,631), due to the downward trend of the share prices that appeared to be other than temporary.

The 2003 write-down was comprised of the write-down of Northern Abitibi to $0.10 per share, write-down of Aloak to $0.005 per share and write-down of Jolu Development Corp., (JDC), to reflect the September 30, 2003 value of the Golden Band shares that can be exchanged for the JDC shares. Subsequent to year-end the Company exercised its right to demand that Golden Band buy 100% of its JDC shares in exchange for Golden Band shares. The write-down in fiscal 2002 related to writing down Tyler shares to $0.05 per share and Aloak shares to $0.02 per share.

The 2003 write-down to mineral properties pertains to the Bahuerachi property. Subsequent to year-end the Company entered into a letter of intent with Tyler whereby Tyler would purchase the Company’s share of the property for 13,336,000 shares with a deemed price of $0.06 per share. The property was written-down to said value, ($800,000).

The gain on sale of the Jolu Mill represented the difference between the value of the Jolu Development Corp. shares received as consideration, $(350,000), plus the liabilities assumed and the book value of the assets sold. Since the mill had been written-off in a prior year when gold prices were low, and the mill was sold in a period of rising gold prices, the gain was significant.

“Site restoration provision” is an additional provision for road and other reclamation regarding Komis that has not been settled with the Saskatchewan Government.

Liquidity and Capital Resources

2003

2002

Cash and cash equivalents

             $238,467

            $    24,334

Working capital (deficiency)

$  77,761

$(259,766)

General and administrative costs in excess of cash revenues comprised the primary use of cash in fiscal 2003 and 2002. The cash expenditures on exploration properties in fiscal 2003 related to the Bahuerachi property and in 2002 pertained to the Company’s one-half share of costs to terminate a property acquisition agreement for the Don David property in Mexico.

The Company advanced approximately $25,000 to Tyler Resources Inc., (Tyler), during the year by way of interest-bearing notes.  The notes bear interest at 10% and 12%, and are expected to be fully repaid in fiscal 2004.   Tyler is in the process of organizing a private placement that will allow them to pay off liabilities and finance further exploration on the Bahuerachi property.

Management’s Discussion & Analysis of

Financial Conditions & Results of Operations

(continued)

The only significant source of cash during the year resulted from the convertible debenture financings that contributed $550,000 to the Company’s treasury.

Subsequent to year-end the Company boosted its working capital and cash through the sale of investments, netting the Company $218,000.  The Company plans to sell other investments as price and demand allow.  Further the Company is attempting to negotiate to reduce lease liabilities applicable to periods prior to the sale of the Saskatchewan mineral properties to which they relate.

Risks and Uncertainties

The Company and corporations in which the Company has a significant investment, are subject to risks in the mineral exploration business relating to environmental liabilities, possible mineral title disputes, political uncertainty in foreign countries and the effect of changing commodity prices on exploration property and share values.

Outlook

The investment in Golden Band represents the most significant corporate asset and its value will be dependent on the price of gold and Golden Band’s future success.  The investment has continued to appreciate since it was acquired pursuant to the sale of the Saskatchewan mineral properties.  The $550,000 convertible debenture financings and the sale of the Jolu Mill and related liabilities have significantly improved the Company’s working capital position.  Further, the sale of investments subsequent to year-end provided additional cash for the Company.  The sale of the Company’s share of the Baheurachi property will allow the Company to share in the property’s exploration success through appreciation in its investment in Tyler, without the funding requirements that are associated with direct mineral property ownership.  The Company will continue to focus on being a holding Company for quality corporate mineral exploration investments.

Forward-Looking Statements

Certain of the statements contained in this annual report are forward-looking, such as statements that describe the Company’s future plans, including words to the effect that the Company or Management expects a stated condition or result to occur. Since these statements address future events and conditions, they involve inherent risks and uncertainties. Actual results could differ materially from those anticipated, due to various factors, many of which are beyond the control of the Company.

 Management’s Report

The accompanying financial statements, that have been approved by the Board of Directors, and other financial information included in this annual report are the responsibility of the management of CDG Investments Inc. and, where appropriate, reflect management’s best estimates and judgements based on currently available information.  Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

The management of the Company developed and continues to maintain systems of internal accounting controls and management practices designed to provide reasonable assurance that the financial information is relevant, reliable and accurate.  Our independent auditors, whose report on their audit of the financial statements follows, also review our systems of interenal accounting controls to the extent necessary in order to render an opinion.  Financial management personnel and our independent auditors meet with the Audit Committee of the Board of Directors at least once a year to report on accounting, internal accounting control and financial reporting matters.

James Devonshire

President

CDG INVESTMENTS INC.

Consolidated Financial Statements

September 30, 2003

Contents

Page

Auditors' Report

1

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to the Financial Statements

5-11

Auditors' Report

To the Shareholders of

CDG Investments Inc.

We have audited the balance sheets of CDG Investments Inc. as at September 30, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

                            “Grant Thornton LLP”

Calgary, Alberta                                                                                                Grant Thornton LLP

December 16, 2003

Chartered Accountants

CDG Investments Inc.

Consolidated Balance Sheets

September 30

2003

2002

ASSETS

CURRENT

Cash and cash equivalents

$

238,467

$

24,334

Accounts receivable

25,727

10,532

Due from related parties Note 11

35,052

16,861

Prepaids and deposits

13,401

80,291

    Demand notes receivable from related party Note 3

24,991

-

337,638

132,018

INVESTMENTS Note 4

2,396,457

2,751,909

RECLAMATION DEPOSIT Note 5

45,500

374,000

MINERAL PROPERTIES Note 6

800,000

968,063

CAPITAL ASSETS Note 7

7,698

18,602

$

3,587,293

$

4,244,592

LIABILITIES

CURRENT

Accounts payable and accrued liabilities

$

200,618

$

391,784

Due to related parties Note 11

59,259

-

259,877

391,784

WADDY LAKE LIABILITY Note 13

1,154,133

1,154,133

RECLAMATION LIABILITY Note 5

46,000

330,000

CONVERTIBLE DEBENTURES Note 8

491,275

-

1,951,285

1,875,917

SHAREHOLDERS’ EQUITY

CAPITAL STOCK Note 9

Authorized

Unlimited number of shares without nominal or par value

Issued

28,154,081 common shares (2002 –28,154,081)

42,644,074

42,644,074

EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 8

        72,000

                 -

CONTRIBUTED SURPLUS

172,594

172,594

DEFICIT

(41,252,660)

(40,447,993)

1,636,008

2,368,675

$

3,587,293

$

4,244,592

Contingent Liability Note 13

On behalf of the Board

“Gregory Smith”                                                      “James Devonshire”

_______________________________ Director     _______________________________

 Director

Gregory Smith                                                         James Devonshire

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Operations and Deficit

Years Ended September 30

2003

2002

REVENUE

Interest

$

7,690

$

6,896

    Recovery of indirect costs and other

13,446

16,772

        21,136

        23,668

EXPENSES AND OTHER

General and administrative

303,682

403,337

Debenture interest

30,601

-

Amortization and depreciation

2,503

5,071

Equity in loss of investees

216,397

82,121

Write-down of investments

472,780

506,631

1,025,963

997,160

LOSS BEFORE THE FOLLOWING

(1,004,827)

(973,492)

Gain on sale of Jolu Mill

554,487

-

    Site restoration provision

(46,000)

-

Abandonments and write-down of mineral properties

(300,754)

(1,000)

(Loss) gain on disposal of assets

(7,573)

1,279

LOSS BEFORE INCOME TAXES

(804,667)

(973,213)

Current income taxes

-

(17,350)

NET LOSS

(804,667)

(990,563)

DEFICIT, beginning of year

(40,447,993)

(39,457,430)

DEFICIT, end of year

$

(41,252,660)

$

(40,447,993)

LOSS PER SHARE

Basic and diluted

$

          (0.03)

$

           (0.04)

WEIGHTED AVERAGE NUMBER

    OF SHARES OUTSTANDING

Basic and diluted

28,154,081

28,154,081

See accompanying notes to the financial statements.

CDG Investments Inc.

Consolidated Statements of Cash Flows

Years Ended September 30

2003

2002

Increase (decrease) in cash and cash equivalents

Operating activities

Interest and other income received

$

21,136

$

23,668

Cash operating expenses

(246,558)

(292,620)

(225,422)

(268,952)

Investing activities

Mineral property additions

(76,830)

(39,000)

Notes receivable

(24,991)

-

Purchase of assets

-

(31,540)

Proceeds on disposal of assets

8,702

 39,367

(93,119)

(31,173)

Financing activities

Debenture proceeds

550,000

-

Debenture interest paid

(17,326)

-

532,674

-

Increase (decrease) in cash and cash equivalents

214,133

(300,125)

Cash and cash equivalents

Beginning of year

24,334

324,459

End of year

$

238,467

$

24,334

Supplementary Information:

1.

The Company did not expend cash on income taxes during the years ended September 30, 2002 and September 30, 2003.

2.

The Company sold the Jolu Mill and equipment during the year ended September 30, 2003 for non-cash consideration as described in note 10 to these financial statements.

3.

Cash interest payments are noted above.

See accompanying notes to the financial statements.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

1.

Nature and Continuance of Operations

Concurrent with the sale of the Company's Saskatchewan property portfolio, more completely described in note 6 to the financial statements, the Company shifted its focus from mineral exploration to that of an Investment Company, concentrating on the mineral exploration sector, however continued to maintain its interest in the Bahuerachi, Mexico mineral property.  Prior thereto, the Company had been engaged in the business of mineral exploration and development. Since inception, the efforts of the Company had been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received significant revenue from mining operations and hence is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete their development, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

Continued operations of the Company are dependent on the Company's ability to complete equity or debt financings or realize substantial proceeds on the sale of investments in the future.  These financial statements have been prepared under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation.  Accordingly they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts that differ from those reflected in these financial statements.

The company has addressed its immediate working capital needs with the $550,000 debenture financing described in Note 8.  Further, subsequent to year-end the Company netted $218,000 from the sale of investments (see Note 4).  The Company is also attempting to negotiate to reduce certain lease liabilities pertaining to the Saskatchewan mineral properties that were sold.  However, there are no assurances that these can be reduced.

2.

Summary of Significant Accounting Policies

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, and the 100% owned subsidiaries, GR Capital Corporation and Waddy Lake Resources Inc.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as mineral properties (see note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents includes bank and brokerage deposits, term deposits and treasury bills with maturities equal to or less than 90 days.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

2.

Summary of Significant Accounting Policies (continued)

Mineral Properties

Costs capitalized

All costs relating to the exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production.  When an area of interest is abandoned, or management determines that there is a permanent and significant decline in value, the related accumulated costs are charged to operations.  The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Where the Company’s exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred.  The excess, if any, is credited to operations.  Option payments made by the Company are recorded as mineral property costs.  Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Capital Assets

Capital Assets are recorded at cost. Depreciation is provided on a declining balance basis at annual rates of 20% – 30%.

Flow-Through Common Shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

Joint Interests

Certain of the Company’s exploration and development activities are conducted jointly with others. These financial statements reflect only the Company’s proportionate interest in such activities.  Although the Company holds certain interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

Investments

Investments in corporations in which the Company is able to exercise significant influence are accounted for by the equity method. Portfolio investments are carried at cost, less provision for declines in value that are considered to be other than temporary.

Foreign Currency

Foreign currency denominated monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated non-monetary assets and liabilities are translated to Canadian dollars at the exchange rate in effect on the transaction date.  Revenue and expense items are translated at average exchange rates for the period.

Financial Instruments

The fair market value of cash and term deposits, accounts receivable and accounts payable and accrued liabilities approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

2.

Summary of Significant Accounting Policies (continued)

Reclamation costs

The Company's activities have primarily been focused on exploration directed toward the discovery of mineral resources.  When it is determined that future reclamation costs, including site restoration costs, are likely, and the amounts can be reasonably estimated, the costs thereof are accrued.

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations.

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based Compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  The Company has elected to follow the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.  Stock options to purchase 600,000 common shares at $0.11 per share to June 4, 2007 were granted during the year ended September 30, 2003.  The Black-Scholes Option Pricing Model was used to determine that there was no material value associated with the options granted during the period, using a risk-free interest rate of 3.2%, volatility of 319%, nil dividend yield and four year expected life.

3.

Demand Notes Receivable

2003

2002

Due from Tyler Resources Inc., bearing interest at 10% per annum *

$

13,580

$

-

Due from Tyler Resources Inc., bearing interest at 12% per annum*

11,411

-

$     24,991

$              -

*Related by virtue of certain common officers and directors.

The notes are secured by a floating charge over the assets of the Company and by a specific charge over the shares of the Mexican corporation through which the Company holds its interest in the Mexican mineral properties.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

4.

Investments

2003

2002

Portfolio investments:

Golden Band Resources Inc. (11,569,202 common shares;

   fair value - $2,430,000, 2002 - $2,545,000)(Note 6)

$

1,048,292

$

1,048,292

Aloak Corp. (5,300,000 common shares, 2002 -

   5,363,868; fair value - $79,000, 2002 - $107,000)

26,482

107,000

Tyler Resources Inc (880,952 common shares;

   fair value - $44,000, 2002 - $44,000)

44,000

44,000

Jolu Development Corp. (350,000 common shares;

   fair value - $245,000)(Note 10)

245,000

-

1,363,774

1,199,292

Equity-accounted investments:

Manson Creek Resources Ltd. (4,899,048 common shares,

   2002 – 5,099,048; fair value $294,000,2002 - $255,000)

233,683

386,858

Northern Abitibi Mining Corp. (7,995,426 common shares;

   fair value - $799,000, 2002 - $480,000)

799,000

1,165,759

$

2,396,457

$

2,751,909

Fair values above are based on market quotes and may not represent actual proceeds should these investments be sold.  The investments in Manson Creek and Northern Abitibi represent 32% and 29% of the total issued and outstanding shares of the respective companies.

At September 30, 2003, 6,941,521 of the Golden Band Resources Inc. (“Golden Band”), shares were held in escrow.  On November 7, 2003, 1,156,920 were released from escrow.  A further 1,156,920 will be released January 1, 2004 and the final 4,627,681 on March 7, 2004.

Subsequent to year-end the Company exercised 2,300,000 warrants of Golden Band at $0.15 per share, for $345,000 in aggregate.  These shares were then sold for $506,000 for net procees of $161,000.  Further, subsequent to year-end, the Company sold 250,000 Golden Band shares for proceeds of $57,000.

5.

Reclamation Deposit

The reclamation deposit at September 30, 2003 pertains to outstanding Komis mine issues primarily relating to the road leading to the mine.  The deposit on the books at September 30, 2002 related to the Jolu Mill as well as Komis.  The deposit relating to the Jolu Mill, along with the restoration liability, was included in the transfer of the Mill and related assets to Jolu Development Corp. as described more fully in note 10.

The Company has estimated outstanding reclamation costs regarding Komis to approximate $46,000 at September 30, 2003.  Once reclamation has been satisfactorily completed the funds in the deposit will be available to the Company.

6.

Mineral Properties

2003

       2002

Mineral Claims

Balance, beginning of year

$

139,426

$

238,340

Dispositions

     -

(98,914)

Costs incurred

32,873

-

Balance, end of year

$

172,299

$

139,426

Exploration and Development Expenditures

Balance, beginning of year

$

828,637

$

1,778,015

Dispositions

      -

(949,378)

Costs incurred

99,818

-

Abandonments and write-downs (Note 16)

(300,754)

-

Balance end of year

$

627,701

$

828,637

Total

$

800,000

$

968,063

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

6.

Mineral Properties (continued)

During the year ended September 30, 2002, the Company entered into an agreement to sell its mineral holdings within the La Ronge Gold Belt, Saskatchewan, to Golden Band Resources inc., (Golden Band), a publicly-listed company. The proceeds of the sale were comprised of 11,569,202 shares of Golden Band and share purchase warrants to acquire a further 2,892,202 common shares of Golden Band at a price of $0.15 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The value assigned to the proceeds was $1,048,292, based on the average trading price of the Golden Band shares during a reasonable period before and after the announcement of the transaction. The mineral properties that were the subject of this agreement were carried on the Company's books at September 30, 2001 at $1,048,292, as they were written-down at that time to approximate the value of the transaction that was not yet finalized at that date.

The sale agreement closed subsequent to September 30, 2002 when final regulatory approval was received. The transaction was recorded at the Company's 2002 year-end resulting in the elimination of the Saskatchewan properties and the recording of the investment in Golden Band (see Note 4).

7.

Capital Assets

2003

2002

Cost

$

 233,216

$      475,551

Accumulated depreciation

(225,518)

      (456,949)

Net book value

$       7,698

$

   18,602

8.

Convertible Debentures

During the year ended September 30, 2003 the Company closed two debenture financings aggregating $550,000.  Directors, or companies over which they have control or direction, subscribed to $450,000 of the debentures.  The debentures bear interest at 6% per annum, payable semi-annually on March 31 and September 30, are due December 17, 2005 and are secured by a floating charge over substantially all of the assets of the Company.  The debentures are convertible into units comprised of one common share and one share purchase warrant, at $0.10 per unit until December 18, 2004 and $0.11 per unit during the year ended December 17, 2005.  The warrants expire two years after conversion of the debenture and may be exercised to purchase one common share at prices ranging from $0.10 per share to $0.14 per share depending on the year of exercise.  The debentures are redeemable by the Company after December 17, 2003 provided that stock volumes and price meet specified levels and the stock continues to be listed on a recognized exchange.

Without the written consent of the debenture holders, the Company may not advance monies by way of a loan to any company or conduct exploration activities of any nature, except for its commitment to fund exploration costs relating to the 2003 program on the Bahuerachi property in Mexico.

	2003	2002
Principal amount	$550,000	$ -
Less equity component	(72,000)	-
	478,000	-
Add accreted interest	13,275	-
Liability component	$491,275	$ -

The debentures have been segregated into the respective fair values of their debt and equity components on the date of issuance.  Over the term of the debentures, the debt components are accreted to the face value of the debentures by recording additional interest expense.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

9.

Capital Stock

Options and Warrants

i)

Stock Options

Number of Shares

Expiry Date

2003

2002

Price

March 5, 2003

-

200,000

$

0.86

March 5, 2003

-

135,800

$

  0.25

November 9, 2004

475,000

575,000

$

  0.25

June 4, 2007

1,975,000

1,675,000

$       0.11

2,450,000

2,585,800

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors.

ii)

Stock Option Transactions

Number

Weighted-average

of Options

Exercise Price

As at September 30, 2001

 1,665,800

$  4.57

Cancelled/Expired

   (755,000)

$  9.62

Granted

 1,675,000

$  0.11

As at September 30, 2002

 2,585,800

$  0.21

Expired

   (735,800)

$  0.35

Granted

    600,000

$  0.11

As at September 30, 2003

  2,450,000

$  0.14

iii)

Warrants

At September 30, 2003 and September 30, 2002, 3,000,000 share purchase warrants were outstanding exercisable at a price of $0.65 per share to March 14, 2006.

10.

Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. (“JDC”), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. (“Golden Band”).  In consideration for the sale of the mill and equipment, JDC has agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total.  The mill had previously been written-off in the Company’s books and the equipment had a net book value of $8,400.  The value of the current liabilities net of any offsetting current assets that was assumed by JDC is $211,000.  In addition JDC will assume $330,000 of the total site restoration liability that was estimated on the Company’s books, and $329,000 of the reclamation deposit will be transferred to JDC.

Subsequent to year-end, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company’s shares in JDC in exchange for 1,166,667 common shares of Golden Band.

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

11.

Related Party Transactions and Commitment

During the year a company, related by virtue of certain common officers and directors, charged $21,000, (2002 – $30,000), for the Company’s share of office base rent and operating costs.  Pursuant to a sublease agreement with the related company, the Company is committed to pay its share of lease operating costs and base lease expenses.  The committed base lease costs for the following years are $12,150 in each of 2004, 2005 and 2006 and $3,050 in 2007, the final year of the lease.  The Company will also be required to pay its share of lease operating costs in each of these years, which in 2003 aggregated $9,000.

During the year companies, in which an officer or director is a controlling shareholder, charged the Company $34,000, (2002 - $33,000), for administrative services.  The services were recorded at the exchange amount being that established and agreed to by the two parties.

The amounts due from related parties at year-end pertained to administrative billings to companies related by virtue of certain common officers and directors.  All amounts were received subsequent to year-end.  The administrative billings to related parties for the year aggregated $62,000, (2002 - $88,000).

The amount due to a related party at year-end pertained to exploration costs billed by a company related by virtue of certain common officers and directors.  The related company is the operator of the Bahuerachi joint venture and charged the Company for its share of third party exploration billings, ($121,000), in addition to an overhead fee of 10% thereon, ($12,000).  The 10% administrative fee is a standard rate in non-related joint venture arrangements.  See also notes 3, 8 and 16.

12.

Income Taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

2003

2002

Computed expected tax recovery at a combined

Provincial and Federal rate of 38% (2002 – 39.8%)

$

(306,000)

$

(387,000)

Effect on income taxes resulting from:

Non-recognition of losses and future tax

  benefits for financial statement purposes

306,000

387,000

Future income tax recovery

-

-

Current income tax expense relating to a prior

         year’s reassessment

-

17,350

Total income tax expense

$

-

$

17,350

As at September 30, 2003, the significant components of the Company’s future income tax asset were as follows:

      at  38%_

Losses carried forward

$

1,214,000

Tax values in excess of book values:

  Mineral properties and capital assets

7,680,000

   Investments

896,000

Future income tax asset before valuation allowance

9,790,000

Valuation allowance

(9,790,000)

Future income tax asset

$

-

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

12.

Income Taxes (continued)

a)

The Company and its subsidiary, Waddy Lake Resources Inc., have accumulated non-capital losses for income tax purposes of approximately $3,193,000.   Unless sufficient taxable income is earned in future years these losses will expire as follows:

Canada
2004	$1,793,000
2005	13,000
2006	165,000
2007	828,000
2008	81,000
2010	313,000
$3,193,000

c)

The Company and its subsidiaries have available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

Amount

Rate

Canadian exploration expense

$

18,438,000

100%

Foreign exploration and

  development expense

1,866,000

  10%

Undepreciated capital cost

715,000

             20-30%

$

21,019,000

13.

Contingent Liability

A Statement of Claim has been filed against the Company, its 100% owned subsidiary, Waddy Lake Resources Inc., ("Waddy Lake"), and certain current and past directors and officers of the two companies seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid.  The disputed $1,154,133 owing has been recorded as a non-current Waddy Lake liability in the consolidated financial statements of the Company both at September 30, 2003 and September 30, 2002.  Waddy has no assets to settle this liability and management believes that CDG assets cannot be accessed to settle any part of the liability, hence the exclusion of the liability from current assets.  The Company has a secured debenture in the amount of $4,000,000 plus accrued interest thereon of $3,270,000 due from Waddy Lake that would take priority over any unsecured claims.

14.

Segmented Information

a)

Identifiable assets by significant geographic segment are as follows:

	2003	2002
Canada	$2,787,293	$3,276,529
Mexico	800,000	968,063
	$3,587,293	$4,244,592

CDG Investments Inc.

Notes to the Consolidated Financial Statements

September 30, 2003

14.

Segmented Information (continued)

b)

Segmented loss before income taxes by significant geographic segment is as follows:

2003 – With the exception of Mexican mineral property write-downs of $300,754, the loss before income taxes for the year ended September 30, 2003 was attributable to Canadian operations.

2002 - The loss before income taxes for the year ended September 30, 2002 was wholly attributable        to Canadian operations.

15.

Comparative Figures

Certain 2002 figures have been reclassified to conform with the financial statement presentation adopted in the current year.

16.

Subsequent Event

Bahuerachi Sale

Subsequent to year-end, the Company entered into a letter of intent dated November 12, 2003 with Tyler Resources Inc., (Tyler), for the sale of the Company’s interest in the Bahuerachi property in Mexico.  The Company’s interest in the property at that date was approximately 40%, with Tyler holding 49% and the initial vendor 11%.  The Company is related to Tyler by virtue of certain common officers and directors.  Tyler has agreed to issue 13,336,000 shares at a deemed price of $0.06 per share in payment of the purchase price.  The deemed price was negotiated and agreed to by independent committees of the board of directors of both companies.  The closing of the sale is subject to minority shareholder approval.  The Bahuerachi property was written-down to $800,000 at year-end to reflect the value assigned to the property pursuant to the terms of the above-noted sale.

Corporate Information

Head Office:

Legal Counsel:

Suite 500, 926-5th Avenue S.W.

            TingleMerrett LLP

Calgary, Alberta, T2P 0N7

1250 Standard Life Building

Ph: 403-233-7898

639-5th Avenue S.W.

Fax: 403-266-2606

Calgary, Alberta, T2P 0M9

Directors:

Bank:

James Devonshire

HSBC Bank of Canada

Gregory Smith

333-5th Avenue S.W.

Calvin Fairburn

            Calgary, Alberta, T2P 3B6

Robert Ingram

David Sanders

Officers:

Auditors:

James Devonshire, President

Grant Thornton LLP

Gregory Smith, Chief Financial Officer

            Suite 1000, 112-4th Avenue S.W.

Barbara O’Neill, Secretary

Calgary, Alberta, T2P 0H3

Audit Committee:

Listed:

Robert Ingram

OTCBB (www.otcbb.com)

David Sanders

Calvin Fairburn

Transfer Agent & Registrar:

Symbol:

Computershare Trust Company of Canada

 CDGEF

600, 530-8th Avenue S.W.

Calgary, Alberta

T2P 3S8

Website:

www.cdginvestments.ca

Email:

inquiries@cdginvestments.ca